Exhibit 4.3

EXECUTION VERSION

Dated: August 9, 2016

Thermo Fisher Scientific (Finance I) B.V.

as Issuer

and

The Bank of New York Mellon, London Branch

as Paying Agent

PAYING AGENCY AGREEMENT

THIS AGREEMENT is made as of August 9, 2016 between Thermo Fisher Scientific (Finance I) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its corporate seat (statutaire zetel) at Breda, The Netherlands, and its registered office at Takkebijsters 1, 4817 BL Breda, The Netherlands, registered with the Dutch Trade Register of the Chamber of Commerce under number 66428319 (the “Issuer”), and The Bank of New York Mellon (London Branch), as paying agent (the “Paying Agent”), located at One Canada Square, London E14 5AL.

WHEREAS, the Issuer proposes to issue Euro denominated Floating Rate Senior Notes due 2018 in the form attached hereto as Annex A (the “Notes”) in the aggregate principal amount of €600,000,000 on the date hereof, pursuant to the Indenture, dated as of August 9, 2016 (the “Base Indenture”), among the Issuer, Thermo Fisher Scientific Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of August 9, 2016 (together with the Base Indenture, the “Indenture”);

WHEREAS, solely with respect to the Notes, the Issuer wishes to appoint the Paying Agent, as set forth above, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

1	Definitions

1.1	All capitalized terms used herein, but not defined, shall have the meanings given to them in the Indenture.

1.2	In addition, the following terms shall have the following meanings:

“Business Day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

“Holder(s)” means the person or persons in whose name or names the Note is registered in the Security Register (as defined in the Indenture) .

References to the records of Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) shall be to the records that each of Euroclear and Clearstream, holds for its customers which reflect the amount of such customers’ interests in the Notes.

2	Appointment of Paying Agent

The Issuer hereby appoints The Bank of New York Mellon (London Branch) at its office specified above as the paying agent solely in respect of the Notes upon the terms and conditions herein contained, and The Bank of New York Mellon (London Branch) accepts such appointment. In the event of any inconsistency between the Indenture and this Agreement, the terms of the Indenture shall prevail.

3	Payment

3.1	In order to provide for all payments due on the Notes as the same shall become due, the Issuer shall cause to be paid to the Paying Agent, no later than 10:00 a.m. London time one Business Day prior to the due date for the payment of each Note, at such bank as the Paying Agent shall previously have notified to the Issuer, immediately available funds sufficient to meet all payments due on such Notes.

3.2	The Issuer hereby authorizes and directs the Paying Agent, from the amounts paid to it pursuant to this Section 3, to make or cause to be made all payments on the Notes in accordance with the terms thereof. Such payments shall be made to the Holder or Holders of Notes in accordance with the terms of the Notes, the provisions contained in this Agreement, the Indenture attached hereto as Annex B and the procedures of Euroclear and Clearstream. All interest payments in respect of the Notes will be made by the Paying Agent on the relevant interest payment date (as set forth in the Note) to the Holders in whose names the Notes are registered at the close of business (in New York City) on the record date specified in the Notes next preceding the interest payment date or such other date as is provided in the Notes. So long as the Notes are represented by a single global certificate and registered in the name of a nominee of a common depositary for Euroclear and Clearstream, all interest payments on the Notes shall be made by the Paying Agent by wire transfer of immediately available funds in Euro to such Holder.

3.3	The Paying Agent will pay the principal amount of each Note and premium, if any, on the applicable maturity date or upon any redemption date with respect thereto, together with accrued and unpaid interest due at maturity or such redemption date, if any, upon presentation and surrender of such Note on or after the maturity date or redemption date thereof to the Paying Agent, or as specified in the Notes.

3.4

If for any reason the amounts received by the Paying Agent are insufficient to satisfy all claims in respect of all payments then due on the Notes, the Paying Agent shall forthwith notify the Issuer, and the Paying Agent shall not be obliged to pay any such claims until the Paying Agent has received the full amount of the monies then due and payable in respect of such Notes. If, however, the Paying Agent in its sole discretion shall make payment on the Notes on their maturity or redemption, or payments of interest or such other payments when otherwise due (it being understood that the Paying Agent shall have no obligation whatsoever to make any such payment) and the amount which should have been received is not received on such date, the Issuer agrees forthwith on demand to pay, or procure the payment of, to the Paying Agent, in addition to the amount which should have been paid hereunder, interest thereon from the day following the date when the amount unpaid should have been received under this Agreement to the date when such amount is actually received (inclusive) at a rate equal to the cost of the Paying Agent of funding such amount, as certified by the Paying Agent and expressed as a rate per annum.

3.5	The Paying Agent hereby agrees that:

(i)	it will hold all sums held by it as Paying Agent for the payment of the principal of or premium, if any, or interest on the Notes in trust for the benefit of the Holders of the Notes entitled thereto, or for the benefit of the Trustee, as the case may be, until such sums shall be paid out to such Holders or otherwise as provided in Section 3.6 below and in the Indenture;

(ii)	it will promptly give the Trustee notice of: (x) an Issuer deposit for the payment of principal of or premium, if any, or interest on the Notes, (y) any failure by the Issuer in the making of any deposit for the payment of principal of or premium, if any, or interest on the Notes that shall have become payable, and (z) any default by the Issuer in making any payment of the principal of or premium, if any, or interest on the Notes where the same shall be due and payable as provided in the Notes; and

(iii)	at any time after an Event of Default (as defined in the Indenture) in respect of the Notes shall have occurred, the Paying Agent shall, if so required by notice in writing given by the Trustee to the Paying Agent: (y) thereafter, until otherwise instructed by the Trustee, act as agent of the Trustee under the terms of the Indenture; and/or (z) deliver all Notes and all sums, documents and records held by the Paying Agent in respect of the Notes to the Trustee or as the Trustee shall direct in such notice; provided that such notice shall be deemed not to apply to any document or record which the Paying Agent is obliged not to release by any applicable law or regulation.

3.6	Notwithstanding the foregoing:

(i)	if any Note is presented or surrendered for payment to the Paying Agent and the Paying Agent has delivered a replacement therefor or has been notified that the same has been replaced, the Paying Agent shall as soon as is reasonably practicable notify the Issuer in writing of such presentation or surrender and shall not make payment against the same until it is so instructed by the Issuer and has received the amount to be so paid; and

(ii)	the Paying Agent shall cancel each Note against surrender of which it has made full payment and shall deliver each Note so cancelled by it to the Trustee.

3.7	In no event, shall the Paying Agent be obliged to make any payments hereunder if it has not received the full amount of any payment.

4	Indemnity

4.1	The Issuer shall indemnify and keep indemnified the Paying Agent against any losses, liabilities, costs, claims, actions or demands which it may incur or which may be made against it as a result of or in connection with its appointment or the exercise of its powers and duties under this Agreement or in respect of the Issuer’s issue of Notes, except to the extent that they have resulted from the Paying Agent’s negligence, wilful misconduct or bad faith. The Paying Agent shall notify the Issuer promptly of any claim for which it may seek indemnity. The failure of the Paying Agent to so notify the Issuer will relieve the Issuer from any liability which it may have to the Paying Agent for contribution or otherwise under the indemnity contained in this Section, but only to the extent that the Issuer is materially prejudiced as a proximate result of such failure. The Issuer shall defend the claim and the Paying Agent shall cooperate in the defense. The Issuer shall defend the claim and the Paying Agent shall cooperate in the defense. The Paying Agent may have separate counsel in any such defense, but the fees and expenses of such counsel shall be at the expense of the Paying Agent, unless: (i) the employment of such counsel has been specifically authorized in writing by the Issuer; (ii) the Issuer has failed promptly to assume the defense and employ counsel reasonably satisfactory to the Paying Agent; or (iii) the named parties to any such action (including any impleaded parties) include both the Paying Agent and the Issuer or any affiliate of the Issuer, and such Paying Agent shall have reasonably concluded that either (x) there may be one or more legal defenses available to it which are different from or additional to those available to the Issuer or such affiliate of the Issuer or (y) a conflict may exist between the Paying Agent and the Issuer or such affiliate of the Issuer. The Issuer need not pay for any settlement without its consent.

4.2	The indemnity contained in this Section shall survive the termination or expiry of this Agreement and the resignation or removal of the Paying Agent.

5	General

5.1	In acting under this Agreement, the Paying Agent shall not (a) be under any fiduciary duty towards any person, (b) be responsible for or liable in respect of the authorization, validity or legality of any Note amount paid by it hereunder (except to the extent that any such liability is determined by a court of competent jurisdiction to have resulted from the Paying Agent’s negligence, wilful misconduct or bad faith), (c) be under any obligation towards any person other than the Trustee and Issuer or (d) assume any relationship of agency or trust for or with any Holder.

5.2	The Paying Agent shall be entitled to treat the registered Holder of any Note as the absolute owner of such Note for all purposes and make payments thereon accordingly.

5.3	The Paying Agent may exercise any of its rights or duties hereunder by or through agents or attorneys, and shall not be responsible for any misconduct thereof, provided such agent or attorney has been appointed with due care. Each such agent making any payment on the Notes shall be a United States person (as defined in Section 7701(a)(30) of the Internal Revenue Code) that is a “financial institution” within the meaning of Treasury Regulation Section 1.1441-1(c)(5) and a U.S. financial institution within the meaning of Treasury Regulation Section 1.1471-1(b)(127).

5.4	The Paying Agent shall not exercise any lien, right of set-off or similar claim against any Holder of a Note in respect of moneys payable by it under this Agreement; however, should the Paying Agent elect to make a payment pursuant to Section 3.4 hereof, it shall be entitled to appropriate for its own account out of the funds received by it under Section 3 an amount equal to the amount so paid by it.

5.5	The Paying Agent may (at the expense of the Issuer) consult, on any matter concerning its duties hereunder, any legal adviser or other expert selected by it, and the Paying Agent shall not be liable in respect of anything done, or omitted to be done in reasonable reliance on that adviser’s opinion. At any time, the Paying Agent may apply to any duly authorized representative of the Issuer for a written instruction, and shall not be liable for an action lawfully taken or omitted to be taken in accordance with such instruction. Notwithstanding anything to the contrary herein, in no event shall the Paying Agent be entitled to reimbursement of the expenses of such legal adviser or expert with respect to any matter arising from the Paying Agent’s negligence, wilful misconduct or bad faith. The Paying Agent shall promptly notify the Issuer of any action taken or omitted by the Paying Agent in reliance upon such advice.

5.6	The Paying Agent shall be entitled to rely, and shall not be liable in respect of anything done or suffered by it in reliance, on any notice, document, communication or information reasonably believed in good faith by it to be genuine and given by the proper parties.

5.7	The Paying Agent shall be obliged to perform only such duties as are specifically set forth herein and in the Notes, and no implied duties or obligations shall be read into this Agreement or the Notes against the Paying Agent.

5.8	The Paying Agent shall not be liable to account to the Issuer for any interest or other amounts in respect of funds received by it from the Issuer. Money held by the Paying Agent need not be segregated except as required by law.

5.9	No provision of this Agreement or the Notes shall require the Paying Agent to risk or expend its own funds, or to take any action which in its reasonable judgment would result in any expense or liability accruing to it.

5.10

In no event will the Paying Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, severe loss or severe malfunctions of utilities, communications or computer

(software and hardware) services; it being understood that the Paying Agent will use best reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

5.11	The Paying Agent shall have no duty to inquire as to the performance of the covenants of the Issuer, nor shall it be charged with knowledge of any default or Event of Default under the Indenture.

5.12	Notwithstanding any provision of this Agreement to the contrary, the Paying Agent will not in any event be liable for special, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Paying Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

5.13	The Paying Agent, its officers, directors, employees and shareholders may become the owners of, or acquire any interest in, the Notes, with the same rights that it or they would have if it were not the Paying Agent, and may engage or be interested in any financial or other transaction with the Issuer as freely as if it were not the Paying Agent.

5.14	The Paying Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement.

5.15	The Issuer will supply the Paying Agent with the names and specimen signatures of its authorized persons as soon as practicable after the date hereof.

6	Change of Paying Agent

6.1	Resignation or Removal of Paying Agent. Any time, other than on a day during the forty-five (45) day period preceding any payment date for Issuer’s Notes, the Paying Agent may resign by giving at least forty-five (45) days’ prior written notice to Issuer; and the Paying Agent’s agency shall be terminated and its duties shall cease upon expiration of such forty-five (45) days or such lesser period of time as shall be mutually agreeable to Paying Agent and Issuer. At any time, following at least forty-five (45) days’ prior written notice (or such lesser period of time as shall be mutually agreeable to the Paying Agent and the Issuer) from the Issuer, the Paying Agent may be removed from its agency. Such removal shall become effective upon the expiration of the forty-five (45) day or agreed lesser time period (provided that any such removal shall be immediate in case the Paying Agent shall be adjudicated bankrupt or insolvent), and upon payment to the Paying Agent of all amounts payable to it in connection with its agency. In such event, following payment of its fees and expenses, the Paying Agent shall promptly deliver to the Issuer, or to the Issuer’s designated representative, all Notes (if any) and cash (if any) belonging to the Issuer and, at the Issuer’s expense, shall furnish to the Issuer, or to the Issuer’s designated representative, such information regarding the status of the Issuer’s outstanding Notes reasonably requested by the Issuer.

6.2

Any corporation into which a Paying Agent may be merged or consolidated or any corporation resulting from any merger or consolidation to which such Paying Agent is a party or any corporation to which such Paying Agent shall sell or otherwise transfer all or substantially all of its corporate trust or agency assets shall on the date on which such merger, consolidation or transfer becomes effective, become the successor to such Paying Agent under this Agreement without the execution or filing of any paper or any further act on the part of the parties hereto; provided that such corporation complies with Section 5.3 of this Agreement and provides the information required by Section 10.1 of this Agreement.

7	Compensation, Fees and Expenses

7.1	The Issuer will pay to the Paying Agent the compensation, fees and expenses in respect of the Paying Agent’s services as separately agreed with the Paying Agent.

7.2	The Issuer will also pay all reasonable documented out-of-pocket expenses (including legal expenses) incurred by the Paying Agent in connection with its services hereunder, together with any applicable value added tax and stamp, issue, or other documentary taxes and duties. For the avoidance of doubt, the Issuer shall not pay any expenses of or other amounts to the Paying Agent which expenses or amounts are attributable to the Paying Agent’s, or its officers’, directors’, employees’ or shareholders’ negligence, willful misconduct or bad faith.

8	Notices

8.1	Each notice or communication under this Agreement shall be made in writing, by facsimile or email or otherwise in accordance with this Section 8. Each communication or document to be delivered to any party under this Agreement shall be sent to that party at the facsimile number, email or address, and marked for the attention of the person (if any), from time to time designated by that party to the Paying Agent (or, in the case of the Paying Agent, by it to each other party) for the purpose of this Agreement. The initial telephone number, facsimile number, email, address and person so designated are:

in the case of the Issuer:

Thermo Fisher Scientific (Finance I) B.V.

c/o Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, Massachusetts 02451

Attention: Seth H. Hoogasian

Facsimile.: (781) 622-1283

With a copy to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Facsimile:      (617) 526 – 6000

Email: Hal.Leibowitz@wilmerhale.com

Attention:       Hal J. Leibowitz

in the case of the Paying Agent:

The Bank of New York Mellon (London Branch)

One Canada Square, London E14 5AL

Attention: Corporate Trust Administration

Tel no: +44 (0) 207 964 5028

Facsimile: +44 (0) 207 964 2536

With a copy to (which shall not constitute notice):

The Bank of New York Mellon Trust Company, N.A.

500 Ross Street, 12th Floor

Pittsburgh, PA 15262

Facsimile.: (412) 234-8377

8.2	Any notice hereunder given by facsimile, email or letter shall be effective when receipt is confirmed by the recipient, and any notice delivered in person shall be effective when delivered. Notwithstanding the foregoing sentence, any communication delivered outside normal business hours in the city in which the recipient is located shall be deemed to be received on the next business day in such city.

In no event, shall the Paying Agent be liable for any losses arising from the Paying Agent receiving or transmitting any data from or to an authorized person via any non-secure method of transmission or communication, such as but without limitation, by facsimile or email. The Issuer accepts that some methods of communication are not secure and the Paying Agent shall not incur any liability for receiving instructions via any such non-secure method. The Paying Agent is authorized to comply with and rely upon any such notice, instruction or other communications reasonably and in good faith believed by it to have been sent or given by an authorized person. The Issuer shall use all reasonable endeavours to ensure that instructions transmitted to the Paying Agent pursuant to this Agreement are complete and correct. Any instructions shall be conclusively deemed to be valid instructions from the Issuer to the Paying Agent for the purposes of this Agreement (subject to the reasonable, good faith qualifications on the Paying Agent’s understanding of any such notice, instruction or other communication as set forth above).

9	Governing Law and Jurisdiction; Waiver of Jury Trial

9.1	The interpretation, validity and enforcement of this Agreement, and all legal actions brought under or in connection with the subject matter of this Agreement, shall be governed by the laws of the State of New York.

9.2	Any court action brought under or in connection with the subject matter of this Agreement shall be brought only in the United States District Court for the Southern District of New York or, if such court would not have jurisdiction over the matter, then only in a New York State court sitting in the Borough of Manhattan, City of New York. Each Party submits to the exclusive jurisdiction of these courts and agrees not to commence any legal action under or in connection with the subject matter of this Agreement in any other court or forum.

9.3	Each Party waives any objection to the laying of the venue of any legal action brought under or in connection with the subject matter of this Agreement in the Federal or state courts sitting in the Borough of Manhattan, City of New York, and agrees not to plead or claim in such courts that any such action has been brought in an inconvenient forum.

9.4	EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED HEREBY.

10	U.S. Tax Forms

10.1	The Paying Agent shall deliver to the Issuer two properly completed and executed originals of IRS Form W-9 (or appropriate successor form) upon entering into this Agreement (and from time to time thereafter upon reasonable request of the Issuer). The Paying Agent agrees that if any form or certification that it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification promptly or promptly notify the Issuer in writing of its legal inability to do so.

Any agent appointed pursuant to Section 5.3 hereof making any payment on the Notes shall deliver to the Issuer two properly completed and executed originals of IRS Form W-9 (or appropriate successor form) upon such appointment (and from time to time thereafter upon reasonable request of the Issuer).

10.2	The terms of this Section 10 shall survive the termination of this Agreement.

11	FATCA

Notwithstanding any other provision of this Agreement, the Paying Agent shall be entitled to make a deduction or withholding (including the deduction of FATCA Withholding Tax) from any payment which it makes under this Agreement for or on account of any present or future taxes, duties or charges if and to the extent so required by any applicable law and any current or future regulations or agreements thereunder or official interpretations thereof or any law implementing an intergovernmental approach thereto or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Paying Agent shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so withheld or deducted, and the Paying Agent shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such withholding tax. In addition, the Issuer agrees to provide the Paying Agent tax-information about holders or the transactions contemplated hereby (including any modification to the terms of such transactions), to the extent such information is directly available to the Issuer, so that the Paying Agent can determine whether it has tax-related obligations under applicable law

Definitions:

“FATCA Withholding Tax” means any withholding or deduction pursuant to an agreement described in Section 1471(b) of the Code or otherwise imposed pursuant to Sections 1471 through 1474 of the Code (or any regulations or agreements thereunder or official interpretations thereof) or any intergovernmental agreement between the United States and another jurisdiction facilitating the implementation thereof (or any law implementing such an intergovernmental agreement).

“Code” means the US Internal Revenue Code of 1986, as amended.

12	Headings

The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part of or affect in any way the meaning or interpretation of this Agreement.

13.	Counterparts

This Agreement may be executed by each of the parties hereto in any number of counterparts and by PDF or other electronic signature, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

*    *    *    *    *

In witness whereof the parties hereto have caused this Agreement to be duly executed the day and year first above written.

Thermo Fisher Scientific (Finance I) B.V.

as Issuer

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Managing Director

Paying Agent

The Bank of New York Mellon (London Branch)

By:	/s/ P. Cattermole
	Name:	Paul Cattermole
	Title:	Vice President

[Signature to Paying Agency Agreement]

Annex A

Notes

(attached)

Annex B

Indenture

(attached)